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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934*


                             EqualNet Holding Corp.
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                                (Name of Issuer)


                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)


                                    294408109

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                                 (CUSIP Number)

                                 James R. Crane
                               15350 Vickery Drive
                              Houston, Texas 77032
                                 (281) 618-3100

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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 April 27, 1998
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No.144577103

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     (1)   Name of Reporting Person
           S.S. or I.R.S. Identification Nos. of Above Person

           James R. Crane
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     (2)   Check the Appropriate Box if a Member of a Group
                                                                        (a) [ ]
                                                                        (b) [X]
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     (3)   SEC Use Only


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     (4)   Source of Funds

           PF
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     (5)   Check if Disclosure of Legal Proceedings is Required Pursuant
           to Items 2(d) or 2(e)                                            [ ]

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     (6)   Citizenship or Place of Organization


           United States of America
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               (7)  Sole Voting Power                  3,570,000 Shares
  Number of
   Shares
Beneficially   -----------------------------------------------------------------
  Owned by     (8)  Shared Voting Power                0 Shares
   Each
 Reporting
  Person       -----------------------------------------------------------------
   With        (9)  Sole Dispositive Power             3,570,000 Shares


               -----------------------------------------------------------------
               (10) Shared Dispositive Power           0 Shares


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     (11)   Aggregate Amount Beneficially Owned by Each Reporting Person

                    3,570,000 Shares
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     (12)   Check if the Aggregate Amount in Row (11) Excludes
            Certain Shares                                                  [ ]

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     (13)   Percent of Class Represented by Amount in Row (11)

                    16.6%
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     (14)   Type of Reporting Person(See Instructions) IN


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ITEM 1.   SECURITY AND ISSUER

          The class of securities to which this statement relates is common stock, par value $.01 per share (the "Common Stock"), of EqualNet Holding Corp., a Texas corporation (the "Company"). The address of the principal executive offices of the Company is 1250 Wood Branch Park Drive, Houston, Texas 77032.

ITEM 2.   IDENTITY AND BACKGROUND

          This statement is filed by James R. Crane ("Mr. Crane"). The business address of Mr. Crane is 15350 Vickery Drive, Houston, Texas 77032. Mr. Crane is a citizen of the United States of America, and his principal occupation and employment is acting as Chairman of the Board of Directors, Chief Executive Officer and President of Eagle USA Airfreight, Inc., a provider of air freight forwarding and other transportation and logistics services. Eagle USA Airfreight, Inc.'s principal executive office address is the same as for Mr. Crane. During the last five years, Mr. Crane has not (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          The source of funds for Mr. Crane's investment was personal funds.

ITEM 4.   PURPOSE OF TRANSACTION

          On April 27, 1998, Mr. Crane purchased 3,400,000 shares of Common Stock (the "Shares") and Warrants to purchase 170,000 shares of Common Stock (the "Warrants") pursuant to a Stock



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and Warrant Purchase Agreement dated as of April 24, 1998 (the "Purchase
Agreement"), a copy of which has been filed as Exhibit 1 hereto and is incorporated herein by reference. The purchase price for the Shares and the Warrants was $3,400,000. The terms of Warrants are set forth in a Warrant Agreement dated as of April 24, 1998 between the Company and Mr. Crane, a copy of which has been filed as Exhibit 2 hereto and is incorporated herein by reference. The Warrants are exercisable for five years, and may be exercised by cash payment, on a cashless basis or by the delivery of other securities of the Company. The Warrants allow the holder to purchase up to 170,000 shares of Common Stock at a purchase price of $1.00 per share (such purchase price and number of shares are subject to certain adjustments). In connection with the Purchase Agreement, the Company also granted to Mr. Crane registration rights pursuant to a Registration Rights Agreement dated as of April 24, 1998 between the Company and Mr. Crane, a copy of which has been filed Exhibit 3 hereto and is incorporated herein by reference. This agreement provides to Mr. Crane the right to require the Company, at the Company's expense, to register the resale of the Shares as well as the shares of Common Stock purchasable upon exercise of the Warrants on two occasions as well as up to three additional occasions if the registration is on a Form S-3 Registration Statement. In addition, Mr. Crane was granted piggyback registration rights in the event the Company files a registration statement with respect to a firm commitment offering of Common Stock. The registration rights are subject to certain limitations described in the Registration Rights Agreement.

          Mr. Crane will review on a continuous basis his investment in the Common Stock and Warrants and the Company's business affairs and financial condition, as well as conditions in the securities markets and general economic and industry conditions. Mr. Crane may in the future



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take such actions in respect of his investment in the Common Stock as he deems appropriate in light of the circumstances existing from time to time. Currently, these actions include continuing to hold the Common Stock he now beneficially owns or disposing of such Common Stock. Such dispositions could be effected through a public offering, in the open market (upon expiration of applicable holding periods and compliance with other rules under the Securities Act of 1933, as amended) or in private transactions. Additionally, it is possible that Mr. Crane could seek to acquire additional Common Stock. Any acquisition of Common Stock could be effected in the open market, in privately negotiated transactions, or otherwise. Mr. Crane also expects that he will exercise the Warrants prior to their expiration date if the market price of Common Stock at the time of exercise exceeds the exercise price of the Warrants. Any sales, purchases or other actions described herein may be made at any time without further prior notice. In reaching any conclusion as to the foregoing matters, Mr. Crane may take into consideration various factors, such as the Company's business and prospects, other developments concerning the Company and its industry, the obligations of, cash and financial resources and needs of, investment goals of and other business opportunities available to him, developments with respect to his business, general economic conditions, the market price for shares of Common Stock and stock market conditions. Mr. Crane may seek to join the Board of Directors of the Company. This possibility has been discussed with certain members of management, but Mr. Crane has not agreed to serve as a director nor has the Board of Directors approved and offered any such directorship.

          Except as set forth in this Statement, Mr. Crane has no present plans or proposals which relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.



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ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          Mr. Crane beneficially owns an aggregate of 3,570,000 shares of Common Stock, which equals approximately 16.6% of the 21,563,070 shares of Common Stock that Mr. Crane believes are deemed to be outstanding (based upon the 17,993,070 shares of Common Stock disclosed by the Company pursuant to the Purchase Agreement to be outstanding as of April 24, 1998 and the 3,570,000 shares deemed to have been acquired by Mr. Crane).

          Mr. Crane has sole voting power with respect to the Common Stock held by him, and the sole power to dispose or direct the disposition of the Common Stock held by him.

          Except as set forth in this Schedule 13D, to the best of his knowledge, Mr. Crane has not effected any transaction in Common Stock during the past sixty days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          This statement contains summaries of certain provisions of the Purchase Agreement, the Warrant Agreement and the Registration Rights Agreement, copies of which have been filed as Exhibits 1, 2, and 3, respectively, hereto and are incorporated by reference herein; and such summaries are qualified by, and subject to, the more complete information contained in such agreements. See
Item 4 - Purpose of Transaction.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          Exhibit 1 Stock and Warrant Purchase Agreement by and among Mr. Crane and the Company dated as of April 24, 1998

          Exhibit 2 Warrant Agreement by and among the Company and Mr. Crane dated as of April 24, 1998.

          Exhibit 3 Registration Rights Agreement by and among Mr. Crane and the Company dated as of April 24, 1998.



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          After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: May 6, 1998.




                                             /s/ JAMES R. CRANE
                                             -----------------------------------
                                             James R. Crane



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                               Index to Exhibits

  Exhibits

     1        Stock and Warrant Purchase Agreement by and among Mr.
              Crane and the Company dated as of April 24, 1998

     2 Warrant Agreement by and among the Company and Mr. Crane dated as of April 24, 1998.

     3 Registration Rights Agreement by and among Mr. Crane and the Company dated as of April 24, 1998.